AA 1/13/06



SECU[illegible] 05076602 [illegible]SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL
RECEIVED
PROCESSING
DEC 2 7 2005

SEC FILE NUMBER
8- 46150

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2004 (MM/DD/YY) AND ENDING September 30, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Fasco International, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20264 E. Carrey Road
(No and Street)

Walnut (City) California (State) 91789 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charng-Yi Chen
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9010 Corbin Avenue Suite 7 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 2 3 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charng-Yi Chen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FASCO International, Inc., as of September 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Los Angeles
Subscribed and sworn (or affirmed) to before me this 31st day of OCT, 2005

Notary Public

Signature

President
Title



JUDY H. CHO
COMM. #1412724
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires Apr. 21, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
DEC 2 7 2005
WASH, D.C.
209
SECTION

FASCO International, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended September 30, 2005

BREARD & ASSOCIATES, INC.

Certified Public Accountants

Independent Auditor's Report

Board of Directors
FASCO International, Inc.

We have audited the accompanying statement of net assets in liquidation of FASCO International, Inc. as of September 30, 2005, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 7 to the financial statements, subsequent to September 30, 2005, the Company ceased its operations. As a result, the Company has changed its basis of accounting to a liquidation basis.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FASCO International, Inc. as of September 30, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America applied on the basis described in the preceding paragraph.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respect in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
November 1, 2005

We Focus & Care℠

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

FASCO International, Inc.
Statement of Net Assets in Liquidation
September 30, 2005

ASSETS

Cash and cash equivalents	$ 4,629
Receivable from clearing firm	15,040
Receivable from mutual funds	335
Deposits with clearing firm	50,000
Property and equipment, net	2,564
Prepaid expenses	1,068
Other assets	140
Total assets	73,776

LIABILITIES

Liabilities	
Accounts payable	5,328
Commissions payable	12,607
Total liabilities	17,935
Net assets	$ 55,841
Composition of net assets	
Common stock, no par value; 1,000,000 shares authorized, 105,037 shares issued and outstanding	$ 105,037
Additional paid-in capital	22,838
Accumulated deficit	(72,034)
Total net assets	$ 55,841

The accompanying notes are an integral part of these financial statements.

FASCO International, Inc.
Statement of Operations
For the Year Ended September 30, 2005

Revenues	
Commissions	$ 511,732
Interest and dividends	7,179
Other income	74
Total revenues	518,985
Expenses	
Commissions and floor brokerage	270,292
Taxes, other than income taxes	305
Other operating expenses	269,522
Total expenses	540,119
Income (loss) before income taxes	(21,134)
Income taxes provision	800
Net income (loss)	$ (21,934)

The accompanying notes are an integral part of these financial statements.

FASCO International, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended September 30, 2005

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, September 30, 2004	$ 105,037	$ 22,838	$ (50,100)	$ 77,775
Net income (loss)	–	–	(21,934)	(21,934)
Balance, September 30, 2005	$ 105,037	$ 22,838	$ (72,034)	$ 55,841

The accompanying notes are an integral part of these financial statements.

FASCO International, Inc.
Statement of Cash Flows
For the Year Ended September 30, 2005

Cash flows from operating activities:		
Net income (loss)		$ (21,934)
Adjustments to reconcile net income to net cash and cash equivalents provided by (used in) operating activities:		
Depreciation	$ 990	
(Increase) decrease in assets:		
Receivable from clearing firms	15,970	
Receivable from mutual funds	20	
Prepaid expenses	3,448	
Other assets	(140)	
Increase (decrease) in liabilities:		
Accounts payable	5,328	
Commissions payable	(16,028)	
Total adjustments		9,588
Net cash and cash equivalents provided by (used in) operating activities		(12,346)
Cash flows from investing activities:		–
Cash flows from financing activities:		–
Net increase (decrease) in cash and cash equivalents		(12,346)
Cash and cash equivalents, at beginning of year		16,975
Cash and cash equivalents, at end of year		$ 4,629

Supplemental disclosures of cash flow information:

Cash paid during the period ended September 30, 2005	
Interest	$ –
Income taxes	$ 800

The accompanying notes are an integral part of these financial statements.

FASCO International, Inc.
Notes to Financial Statements
September 30, 2005

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FASCO International, Inc. (the "Company") was incorporated in the state of California on September 9, 1992. The Company is registered as a broker/dealer in securities under the Securities Exchange Act of 1934, as amended and is a member of the National Association of Securities Dealers ("NASD") and the Securities Investors Protection Corporation ("SIPC").

The Company operates as a retail broker/dealer in general securities, mutual funds and variable insurance/annuities, on a fully disclosed basis, whereby the Company does not hold customer funds or securities.

The Company has more than 340 clients located throughout California.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

The Company used the liquidation basis of accounting in the preparation of its financial statements. The liquidation basis of accounting is appropriate when the liquidation of a company appears imminent and the net realizable values of its assets are reasonably determinable. Under the liquidation basis of accounting, the Company has stated its assets at their net realizable values and liabilities at estimated settlement amounts.

Cash and cash equivalents

The Company considers all investments that are purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts in cash and cash equivalents.

Revenue Recognition

Securities transactions are recorded on a settlement date basis, except for proprietary transactions, commissions revenue and the related expenses which are recorded on a trade date basis.

FASCO International, Inc.
Notes to Financial Statements
September 30, 2005

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Advertising

Advertising costs are expensed in the period the cost is realized.

Property and Equipment

Property and equipment are stated at cost. Depreciation of furniture and equipment is computed using the straight-line method over an estimated useful life of five to seven years. Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized.

Note 2: PROPERTY AND EQUIPMENT, NET

Property and equipment as of September 30, 2005 consisted of the following:

Office machinery and equipment	$ 10,746
Furniture and fixtures	23,643
Computer equipment	8,920
	43,309
Less accumulated depreciation	(40,745)
	$ 2,564

Depreciation expense for the year ended September 30, 2005 is $990.

Note 3: INCOME TAXES

The tax provision consists of the minimum $800 California Franchise Tax. No Federal tax provision has been recorded, as the Company incurred a loss for the year ended September 30, 2005. The Company has elected to carry forward the loss to offset future taxable income. The loss incurred for the year ended September 30, 2005 can be carried forward until it expires at September 30, 2025.

The Company has a deferred tax asset of $11,994 related to the net operating loss carryforwards. There is no assurance that future taxable income will be sufficient to realize the net asset or utilize the tax carryforwards. The Company has determined that it is more likely than not that the deferred tax asset may not be realized. Therefore, a 100% valuation allowance has been recorded.

FASCO International, Inc.
Notes to Financial Statements
September 30, 2005

Note 4: <u>RELATED PARTY TRANSACTIONS</u>

In February of 2004, the Company entered into a written agreement with SAGE Sinoservices (SAGE), a company wholly owned by one of the Company's shareholders, whereby SAGE would provide office space, equipment, accounting and staffing to maintain the Company's operations. The Company agreed to reimburse SAGE 75% of the expenses attributable to this agreement.

Under this agreement, the Company paid SAGE $37,190, included in other operating expenses, for the year ended September 30, 2005.

An additional $18,000, was paid to a relative of the Company's president for clerical and secretarial services.

Note 5: <u>COMMITMENTS AND CONTINGENCIES</u>

The company is 40% owned by FASCO Holding, L.P (the "Limited Partnership"). This Limited Partnership was purchased by a publicly held company in 2000, which subsequently went bankrupt. Since 2000, the Company's best efforts to communicate with the Limited Partnership has received no responses. The Company, therefore does not know who currently owns the 40% interest in the Company.

The Company does not own copyrights to its Chinese name.

Note 6: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u>

In January 2003, The Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "*Consolidation of Variable Interest Entities*" ("FIN 46"). This interpretation of Accounting Research Bulletin No. 51, requires companies to consolidate the operations of all variable interest entities ("VIE's") for which they are the primary beneficiary. The term "primary beneficiary" is defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. This interpretation was later revised by the issuance of Interpretation No. 46R ("FIN 46R"). The revision was issued to address certain implementation issues that had arisen since the issuance of the original interpretation and to provide companies with the ability to defer the adoption of FIN 46 to periods after March 15, 2004. The implementation of FIN No. 46 and FIN 46R, had no material impact on the Company's financial statements.

Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS
(Continued)

On July 16, 2004, the FASB ratified the Emerging Issues Task Force ("EITF") consensus on Issue 02-14, "*Whether the Equity Method of Accounting Applies When an Investor Does Not Have an Investment in Voting Stock of an Investee but Exercises Significant Influence through Other Means*" ("EITF 02-14"). The consensus concludes that an investor should apply the equity method of accounting when it can exercise significant influence over an entity through a means other than holding voting rights. The consensus is effective for reporting periods beginning after September 15, 2004. The adoption of EITF 02-14 did not have a material impact on the Company's financial statements.

On December 16, 2004, FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based Payment"* ("FASB 123R"), which addresses the accounting for employee stock options. FASB 123R requires that the cost of all employee stock options, as well as other equity-based compensation arrangements, be reflected in the financial statements based on the estimated fair value of the awards. Stock options are a valuable and important tool that have been used by many companies as a means to motivate employees and to promote business growth. The statement requires that the value of these arrangements be measured and recognized in the financial statements. FASB 123R becomes effective for reports filed after June 15, 2005. Early adoption of FASB 123R had no material effect on the Company's financial statements.

Note 7: SUBSEQUENT EVENTS

Subsequent to September 30, 2005, the Company ceased its operations and filed a Form BD-W, effectively surrendering its broker dealer. The Company also canceled its clearing agreements.

The Company was required to file a final Focus report within ten days of filing Form BD-W, with which it has complied.

Currently the Company is awaiting approval on its BD-W, and then it will cease its business. There has been no asserted claims and/or unasserted claims regarding the closing of the business. These financial statements contain no adjustment for this event.

FASCO International, Inc.
Notes to Financial Statements
September 30, 2005

Note 8: <u>NET CAPITAL REQUIREMENTS</u>

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on September 30, 2005, the Company had net capital of $51,940, which was $1,940 in excess of its required net capital of $50,000; and the Company's ratio of aggregate indebtedness ($17,935) to net capital was 0.35 to 1, which is less than the 15 to 1 maximum ratio allowed.

A provision in the Net Capital Rule provides for an early warning if the Company's net capital falls below 120% of its minimum requirement. At September 30, 2005, the Company was $8,060 below this warning level. No adjustments have been made to these financials for this warning.

FASCO International, Inc.
Schedule I-Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of Year Ended September 30, 2005

Computation of net capital		
Common stock	$ 105,037	
Additional paid-in capital	22,838	
Accumulated deficit	(72,034)	
Total stockholders' equity		$ 55,841
Less: Non-allowable assets		
Cash & cash equivalents	(129)	
Property & equipment	(2,564)	
Prepaid expenses	(1,068)	
Other assets	(140)	
		(3,901)
Net capital		51,940
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 1,196	
Minimum dollar net capital required	$ 50,000	
Net capital required (greater of above)		(50,000)
Excess net capital		$ 1,940

Ratio of aggregate indebtedness to net capital 0.35: 1

There was no material difference in net capital computed above and that which was reported by the Company in Part II of Form X-17A-5.

See independent auditor's report.

FASCO International, Inc.
Schedule II-Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of September 30, 2005

A computation of reserve requirements is not applicable to FASCO International, Inc. as the Company qualifies for exemption under rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

FASCO International, Inc.
Schedule III-Information Relating to Possession or Control
Requirements Under to Rule 15c3-3
As of September 30, 2005

Information relating to possession or control requirements is not applicable to FASCO International, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

FASCO International, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

for the Year Ended September 30, 2005

BREARD & ASSOCIATES, INC.

Certified Public Accountants

Board of Directors
FASCO International, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of FASCO International, Inc.(the "Company") , for the year ended September 30, 2005, we considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by FASCO International, Inc. including tests of such practices and procedures that we considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC 's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care SM

9010 Corbin Avenue, Suite 7
Northridge, California 91324

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we considered to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2005 to meet the SEC 's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Breard & Associates Inc.
Certified Public Accountants

Northridge, California
November 1, 2005